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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.	Name and Address of Reporting Person*	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	TIFFANY & CO. (Last) (First) (Middle)		LITTLE SWITZERLAND, INC. (OTCBB: LSVI.OB)					13-3228013

	600 Madison Avenue, Eighth Floor (Street)	4.	Statement for Month/Day/Year				5.	If Amendment, Date of Original (Month/Day/Year)
			November 1, 2002

		6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	New York New York 10022 (City) (State) (Zip)		☐	Director	☒	10% Owner		☐ Form Filed by One Reporting Person
			☐	Officer (give title below)				☒ Form Filed by More than One Reporting Person
			☐	Other (specify below)

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

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(Over)
SEC 1474 (9-02)

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2A.	Deemed Execution Date, if any (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Sec- urities Beneficially Owned Following Reported Trans- action(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Common Stock, $0.01 par value per share		10/30/02				P			2,070,584(1)	A	$2.40		10,537,576(1)		D(1)

	Common Stock, $0.01 par value per share		10/30/02				P			2,070,584(1)	A	$2.40		17,947,576(2)		I/D(2)		See note (2)

	Common Stock, $0.01 par value per share		10/30/02				P			2,070,584 (1)	A	$2.40		17,947,576 (3)		I(3)		See note (3)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	N/A

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Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

Explanation of Responses:

(1) TSAC Corp., a group member, is a direct wholly-owned subsidiary of Tiffany & Co. International and an indirect wholly-owned subsidiary of Tiffany & Co. TSAC Corp. owns directly 8,466,992 shares of the Common Stock, $0.01 par value per share, of Little Switzerland, Inc. (the “Common Stock”) pursuant to previous transactions. On October 30, 2002, TSAC Corp. acquired an additional 2,070,584 shares of the Common Stock pursuant to a tender offer by TSAC Corp. for all of the outstanding shares of the Common Stock at a price of $2.40 per share. As of October 30, 2002, TSAC Corp. owned directly 10,537,576 shares of the Common Stock.

(2) Tiffany & Co. International owns directly 7,410,000 shares of the Common Stock pursuant to a previous transaction. Tiffany & Co. International has an indirect beneficial ownership interest in 8,466,992 shares of the Common Stock owned directly by Tiffany & Co. International's direct wholly-owned subsidiary, TSAC Corp., pursuant to previous transactions. Pursuant to the transaction described in Note 1 above, Tiffany & Co. International acquired an additional indirect beneficial ownership interest in 2,070,584 shares of the Common Stock owned directly by Tiffany & Co. International's direct wholly-owned subsidiary, TSAC Corp. As of October 30, 2002, Tiffany & Co. International owned directly 7,410,000 shares of the Common Stock and had an indirect beneficial ownership interest in 10,537,576 shares of the Common Stock.

(3) Tiffany & Co. does not directly own any shares of the Common Stock. Tiffany & Co. has an indirect beneficial ownership interest in 15,876,992 shares of the Common Stock from previous transactions (7,410,000 shares owned directly by Tiffany & Co.'s direct wholly-owned subsidiary, Tiffany & Co. International, and 8,466,992 shares owned directly by Tiffany & Co.'s indirect wholly-owned subsidiary, TSAC Corp.). Pursuant to the transaction described in Note 1 above, Tiffany & Co. acquired an additional indirect beneficial interest in 2,070,584 shares of the Common Stock owned directly by Tiffany & Co.'s indirect wholly-owned subsidiary, TSAC Corp. As of October 30, 2002, Tiffany & Co. had an indirect beneficial ownership interest in 17,947,576 shares of the Common Stock.

TIFFANY & CO. By: /s/ PATRICK B. DORSEY Name: Patrick B. Dorsey Title: Senior Vice President, Secretary and General Counsel

November 1, 2002
**Signature of Reporting Person	Date

Joint Filer Information:

Name: Tiffany & Co. International

Address: 600 Madison Avenue, Eighth Floor, New York, NY 10022

I.R.S. Number: 06-1121421

Designated Filer: Tiffany & Co.

Issuer & Ticker Symbol: Little Switzerland, Inc. OTCBB: LSVI.OB

Date of Event Requiring Statement: October 30, 2002

Signature:	/s/ PATRICK B. DORSEY

Patrick B. Dorsey
Vice President and Secretary

Name: TSAC Corp.

Address: 600 Madison Avenue, Eighth Floor, New York, NY 10022

I.R.S. Number: 30-0088950

Designated Filer: Tiffany & Co.

Issuer & Ticker Symbol: Little Switzerland, Inc. OTCBB: LSVI.OB

Date of Event Requiring Statement: October 30, 2002

Signature:	/s/ PATRICK B. DORSEY

Patrick B. Dorsey
Secretary and Treasurer

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

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